Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the nine months ended
	July 31, 2020	April 30, 2020	July 31, 2019	July 31, 2020	July 31, 2019
Interest, Dividend and Fee Income
Loans	$4,204	$4,689	$5,120	$13,856	$14,752
Securities (Note 2)	1,249	1,363	1,407	3,971	4,126
Deposits with banks	49	101	187	343	592
	5,502	6,153	6,714	18,170	19,470
Interest Expense
Deposits	1,292	1,738	2,224	5,157	6,413
Subordinated debt	65	66	69	201	208
Other liabilities (Note 1)	610	831	1,204	2,371	3,325
	1,967	2,635	3,497	7,729	9,946
Net Interest Income	3,535	3,518	3,217	10,441	9,524
Non-Interest Revenue
Securities commissions and fees	260	277	259	789	761
Deposit and payment service charges	299	313	309	916	890
Trading revenues (losses)	68	(217)	115	(8)	319
Lending fees	309	322	314	956	879
Card fees	85	80	109	264	330
Investment management and custodial fees	455	430	444	1,341	1,298
Mutual fund revenues	348	348	357	1,062	1,060
Underwriting and advisory fees	287	239	260	811	754
Securities gains (losses), other than trading	31	(11)	90	84	181
Foreign exchange gains, other than trading	21	21	48	89	137
Insurance revenues (losses)	1,321	(166)	989	2,035	2,748
Investments in associates and joint ventures	52	34	31	112	112
Other	118	76	124	308	403
	3,654	1,746	3,449	8,759	9,872
Total Revenue	7,189	5,264	6,666	19,200	19,396
Provision for Credit Losses (Note 3)	1,054	1,118	306	2,521	619
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	1,189	(197)	887	1,708	2,374
Non-Interest Expense
Employee compensation	1,964	1,902	1,960	5,994	6,042
Premises and equipment (Note 1)	785	806	734	2,348	2,229
Amortization of intangible assets	154	156	135	461	406
Travel and business development	57	118	142	296	411
Communications	71	83	72	233	224
Professional fees	135	128	141	396	403
Other	278	323	307	901	928
	3,444	3,516	3,491	10,629	10,643
Income Before Provision for Income Taxes	1,502	827	1,982	4,342	5,760
Provision for income taxes (Note 11)	270	138	425	829	1,196
Net Income attributable to Equity Holders of the Bank	$1,232	$689	$1,557	$3,513	$4,564
Earnings Per Share (Canadian $) (Note 10)
Basic	$1.81	$1.00	$2.34	$5.18	$6.90
Diluted	1.81	1.00	2.34	5.18	6.88
Dividends per common share	1.06	1.06	1.03	3.18	3.03

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

46 BMO Financial Group Third Quarter Report 2020

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the nine months ended
	July 31, 2020	April 30, 2020	July 31, 2019	July 31, 2020	July 31, 2019
Net Income	$1,232	$689	$1,557	$3,513	$4,564
Other Comprehensive Income (Loss), net of taxes
Items that may subsequently be reclassified to net income
Net change in unrealized gains on fair value through OCI debt securities
Unrealized gains on fair value through OCI debt securities arising during the period (1)	141	170	112	421	345
Reclassification to earnings of (gains) in the period (2)	(18)	(36)	(14)	(74)	(43)
	123	134	98	347	302
Net change in unrealized gains on cash flow hedges
Gains on derivatives designated as cash flow hedges arising during the period (3)	83	1,380	290	1,673	1,480
Reclassification to earnings of (gains) losses on derivatives designated as cash flow hedges in the period (4)	(37)	21	36	8	122
	46	1,401	326	1,681	1,602
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	(1,180)	1,487	(577)	516	(46)
Unrealized gains (losses) on hedges of net foreign operations (5)	206	(304)	94	(145)	4
	(974)	1,183	(483)	371	(42)
Items that will not be reclassified to net income
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	(189)	73	(233)	(244)	(383)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (7)	(330)	351	31	(49)	12
	(519)	424	(202)	(293)	(371)
Other Comprehensive Income (Loss), net of taxes	(1,324)	3,142	(261)	2,106	1,491
Total Comprehensive Income (Loss) attributable to Equity Holders of the Bank	$(92)	$3,831	$1,296	$5,619	$6,055

(1)	Net of income tax (provision) of $(47) million, $(62) million, $(39) million for the three months ended, and $(147) million, $(117) million for the nine months ended, respectively.
(2)	Net of income tax provision of $6 million, $10 million, $5 million for the three months ended, and $23 million, $15 million for the nine months ended, respectively.
(3)	Net of income tax (provision) of $(27) million, $(497) million, $(106) million for the three months ended, and $(600) million, $(536) million for the nine months ended, respectively.
(4)	Net of income tax provision (recovery) of $13 million, $(7) million, $(13) million for the three months ended, and $(3) million, $(44) million for the nine months ended, respectively.
(5)	Net of income tax (provision) recovery of $(74) million, $110 million, $(35) million for the three months ended, and $53 million, $(2) million for the nine months ended, respectively.
(6)	Net of income tax (provision) recovery of $65 million, $(26) million, $83 million for the three months ended, and $85 million, $138 million for the nine months ended, respectively.
(7)	Net of income tax (provision) recovery of $120 million, $(127) million, $(11) million for the three months ended, and $18 million, $(4) million for the nine months ended, respectively.

  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Third Quarter Report 2020 47

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)		As at
	July 31, 2020	April 30, 2020	October 31, 2019
Assets
Cash and Cash Equivalents	$76,590	$71,593	$48,803
Interest Bearing Deposits with Banks	8,364	7,687	7,987
Securities (Note 2)
Trading	89,207	83,362	85,903
Fair value through profit or loss	14,053	13,572	13,704
Fair value through other comprehensive income	78,493	74,476	64,515
Debt securities at amortized cost	45,229	41,592	24,472
Investments in associates and joint ventures	923	906	844
	227,905	213,908	189,438
Securities Borrowed or Purchased Under Resale Agreements	118,713	119,058	104,004
Loans
Residential mortgages	125,481	125,534	123,740
Consumer instalment and other personal	69,168	69,818	67,736
Credit cards	7,947	7,672	8,859
Business and government	245,983	268,695	227,609
	448,579	471,719	427,944
Allowance for credit losses (Note 3)	(3,251)	(2,776)	(1,850)
	445,328	468,943	426,094
Other Assets
Derivative instruments	38,796	41,150	22,144
Customers’ liability under acceptances	18,032	22,473	23,593
Premises and equipment (Note 1)	3,881	3,973	2,055
Goodwill	6,566	6,785	6,340
Intangible assets	2,470	2,526	2,424
Current tax assets	1,717	1,898	1,165
Deferred tax assets	1,456	1,391	1,568
Other	23,690	25,682	16,580
	96,608	105,878	75,869
Total Assets	$973,508	$987,067	$852,195
Liabilities and Equity
Deposits (Note 5)	$660,600	$653,710	$568,143
Other Liabilities
Derivative instruments	39,859	45,909	23,598
Acceptances	18,032	22,473	23,593
Securities sold but not yet purchased	30,579	30,212	26,253
Securities lent or sold under repurchase agreements	99,854	105,943	86,656
Securitization and structured entities’ liabilities	27,461	27,888	27,159
Current tax liabilities	56	88	55
Deferred tax liabilities	82	65	60
Other (Note 1)	33,885	38,201	38,607
	249,808	270,779	225,981
Subordinated Debt (Note 5)	8,513	7,344	6,995
Equity
Preferred shares and other equity instruments (Note 6)	5,348	5,348	5,348
Common shares (Note 6)	13,200	13,000	12,971
Contributed surplus	302	301	303
Retained earnings (Note 1)	29,902	29,426	28,725
Accumulated other comprehensive income	5,835	7,159	3,729
Total Equity	54,587	55,234	51,076
Total Liabilities and Equity	$973,508	$987,067	$852,195

  The accompanying notes are an integral part of these interim consolidated financial statements.

48 BMO Financial Group Third Quarter Report 2020

Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2020	July 31, 2019	July 31, 2020	July 31, 2019
Preferred Shares and Other Equity Instruments (Note 6)
Balance at beginning of period	$5,348	$4,690	$5,348	$4,340
Issued during the period	-	658	-	1,008
Balance at End of Period	5,348	5,348	5,348	5,348
Common Shares (Note 6)
Balance at beginning of period	13,000	12,939	12,971	12,929
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	214	-	214	-
Issued under the Stock Option Plan	1	19	30	49
Repurchased for cancellation or for treasury shares	(15)	-	(15)	(20)
Balance at End of Period	13,200	12,958	13,200	12,958
Contributed Surplus
Balance at beginning of period	301	307	303	300
Stock option expense, net of options exercised	1	(3)	(1)	1
Other	-	(1)	-	2
Balance at End of Period	302	303	302	303
Retained Earnings
Balance at beginning of period	29,426	27,405	28,725	25,850
Impact from adopting IFRS 16 (Note 1)	-	na	(59)	na
Net income attributable to equity holders of the bank	1,232	1,557	3,513	4,564
Dividends on preferred shares and distributions payable on other equity instruments	(73)	(59)	(195)	(159)
Dividends on common shares	(682)	(658)	(2,038)	(1,936)
Share issue expense	-	(4)	-	(8)
Common shares repurchased for cancellation (Note 6)	-	-	-	(70)
Net discount on sale of treasury shares	(1)	-	(44)	-
Balance at End of Period	29,902	28,241	29,902	28,241
Accumulated Other Comprehensive Income (Loss) on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	250	(111)	26	(315)
Unrealized gains on fair value through OCI debt securities arising during the period	141	112	421	345
Reclassification to earnings of (gains) on fair value through OCI debt securities during the period	(18)	(14)	(74)	(43)
Balance at End of Period	373	(13)	373	(13)
Accumulated Other Comprehensive Income on Cash Flow Hedges, net of taxes
Balance at beginning of period	2,148	202	513	(1,074)
Gains on derivatives designated as cash flow hedges arising during the period	83	290	1,673	1,480
Reclassification to earnings of (gains) losses on derivatives designated as cash flow hedges in the period	(37)	36	8	122
Balance at End of Period	2,194	528	2,194	528
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	5,048	4,168	3,703	3,727
Unrealized gains (losses) on translation of net foreign operations	(1,180)	(577)	516	(46)
Unrealized gains (losses) on hedges of net foreign operations	206	94	(145)	4
Balance at End of Period	4,074	3,685	4,074	3,685
Accumulated Other Comprehensive (Loss) on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	(438)	19	(383)	169
(Losses) on remeasurement of pension and other employee future benefit plans	(189)	(233)	(244)	(383)
Balance at End of Period	(627)	(214)	(627)	(214)
Accumulated Other Comprehensive (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	151	(224)	(130)	(205)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	(330)	31	(49)	12
Balance at End of Period	(179)	(193)	(179)	(193)
Total Accumulated Other Comprehensive Income	5,835	3,793	5,835	3,793
Total Equity	$54,587	$50,643	$54,587	$50,643

  na – not applicable due to IFRS 16 adoption.

  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Third Quarter Report 2020 49

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2020	July 31, 2019	July 31, 2020	July 31, 2019
Cash Flows from Operating Activities
Net Income	$1,232	$1,557	$3,513	$4,564
Adjustments to determine net cash flows provided by (used in) operating activities
Provision on securities, other than trading	1	1	2	2
Net (gain) on securities, other than trading	(32)	(91)	(86)	(183)
Net (increase) decrease in trading securities	(7,319)	5,290	(1,624)	4,814
Provision for credit losses (Note 3)	1,054	306	2,521	619
Change in derivative instruments – (increase) decrease in derivative asset	5,863	(196)	(14,158)	5,348
– increase (decrease) in derivative liability	(6,918)	350	15,342	(2,595)
Amortization of premises and equipment	198	110	598	326
Amortization of other assets	48	56	152	163
Amortization of intangible assets	154	135	461	406
Net (increase) decrease in deferred income tax asset	(90)	84	132	386
Net increase (decrease) in deferred income tax liability	16	5	(1)	2
Net (increase) decrease in current income tax asset	90	11	(492)	257
Net (decrease) in current income tax liability	(19)	(6)	(9)	(17)
Change in accrued interest – (increase) decrease in interest receivable	242	80	319	(117)
– increase (decrease) in interest payable	14	131	(198)	303
Changes in other items and accruals, net	(334)	(1,934)	(6,870)	(2,232)
Net increase in deposits	19,630	9,149	88,368	33,047
Net (increase) decrease in loans	14,938	(7,568)	(19,327)	(34,470)
Net increase (decrease) in securities sold but not yet purchased	724	(4,445)	4,081	(1,430)
Net increase (decrease) in securities lent or sold under repurchase agreements	(3,645)	3,772	11,616	23,561
Net (increase) decrease in securities borrowed or purchased under resale agreements	(1,979)	2,528	(13,514)	(22,086)
Net increase (decrease) in securitization and structured entities’ liabilities	(101)	18	191	483
Net Cash Provided by Operating Activities	23,767	9,343	71,017	11,151
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries	(5,326)	81	(8,113)	(1,267)
Proceeds from issuance of covered bonds	-	2,290	4,425	4,168
Redemption/buyback of covered bonds	(1,371)	(1,511)	(6,868)	(3,765)
Proceeds from issuance of subordinated debt (Note 5)	1,250	-	1,250	-
Proceeds from issuance of preferred shares and other equity instruments (Note 6)	-	658	-	1,008
Share issue expense	-	(4)	-	(8)
Net proceeds from issuance (repurchase) of common shares or treasury shares (Note 6)	(15)	17	(48)	43
Common shares repurchased for cancellation (Note 6)	-	-	-	(90)
Cash dividends and distributions paid	(516)	(687)	(1,974)	(2,035)
Repayment of lease liabilities (1)	(82)	-	(250)	-
Net Cash Provided by (Used in) Financing Activities	(6,060)	844	(11,578)	(1,946)
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(950)	508	(280)	1,420
Purchases of securities, other than trading	(20,449)	(16,754)	(73,897)	(43,019)
Maturities of securities, other than trading	5,050	2,749	12,539	10,538
Proceeds from sales of securities, other than trading	5,223	7,710	30,556	20,033
Premises and equipment – net (purchases)	(74)	(117)	(273)	(303)
Purchased and developed software – net (purchases)	(125)	(153)	(490)	(457)
Acquisitions	-	-	(186)	-
Net Cash (Used in) Investing Activities	(11,325)	(6,057)	(32,031)	(11,788)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,385)	(1,031)	379	(621)
Net increase (decrease) in Cash and Cash Equivalents	4,997	3,099	27,787	(3,204)
Cash and Cash Equivalents at Beginning of Period	71,593	35,839	48,803	42,142
Cash and Cash Equivalents at End of Period	$76,590	$38,938	$76,590	$38,938
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Interest paid in the period	$1,974	$3,382	$7,905	$9,648
Income taxes paid in the period	$140	$432	$1,732	$1,145
Interest received in the period	$5,241	$6,339	$16,988	$17,979
Dividends received in the period	$466	$431	$1,289	$1,274

(1)	Prior to adoption of IFRS 16, repayments of finance lease liabilities were included in “Net Cash Provided by Operating Activities“.

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

50 BMO Financial Group Third Quarter Report 2020

Notes to Consolidated Financial Statements

July 31, 2020 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (“the bank”) is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is at 129 rue Saint Jacques, Montreal, Quebec. Our executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2019, with the exception of the adoption of IFRS 16 Leases, IFRS Interpretations Committee Interpretation 23 Uncertainty Over Income Tax Treatments (“IFRIC 23”) and Amendments to IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”), as a result of interest rate benchmark reform discussed below. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2019 as set out on pages 142 to 207 of our 2019 Annual Report. We also comply with interpretations of International Financial Reporting Standards (“IFRS”) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (“OSFI”). These interim consolidated financial statements were authorized for issue by the Board of Directors on August 25, 2020.

Changes in Accounting Policy

Leases

Effective November 1, 2019, we adopted IFRS 16 Leases (“IFRS 16”), which provides guidance whereby lessees are required to recognize a liability for the present value of future lease payments and record a corresponding asset on the balance sheet for most leases. There are minimal changes to the accounting from the lessor’s perspective.

The main impact for the bank is recording real estate leases on the balance sheet. Previously most of our real estate leases were classified as operating leases, whereby we recorded the lease expense over the lease term with no asset or liability recorded on the balance sheet other than related leasehold improvements. On adoption, we elected to exclude intangibles from the scope of lease accounting.

We recalculated the right-of-use asset as if we had always applied IFRS 16 for a selection of leases and for the remaining leases, we set the right-of-use asset equal to the lease liability. We will continue to account for low dollar value leases as executory contracts with lease expense recorded over the lease term and no corresponding right-of-use asset or lease liability. In addition, we combined lease and non-lease components (for example maintenance and utilities that have fixed payments) in the calculation of right-of-use assets and lease liabilities when applicable.

On transition, we recognized the cumulative effect of adoption in opening retained earnings as at November 1, 2019 with no changes to prior periods. The impact to the Consolidated Balance Sheet as at November 1, 2019 was an increase in premises and equipment of $1,965 million, an increase in other liabilities of $2,024 million, and a decrease in retained earnings of $80 million ($59 million after tax).

The following table sets out a reconciliation of our operating lease commitments, as disclosed under IAS 17 Leases as at October 31, 2019, which were used to derive the lease liabilities as at November 1, 2019.

(Canadian $ in millions)	November 1, 2019
Operating lease commitment at October 31, 2019 as disclosed in our consolidated financial statements	3,800
Discounted using the incremental borrowing rate at November 1, 2019	(310)
Finance lease liabilities recognized as at October 31, 2019	41
Recognition exemption for low-value asset leases	(13)
Extension and termination options reasonably certain to be exercised	37
Executory costs not included in the lease liability	(166)
Leases signed but not yet started	(1,222)
Lease liabilities recognized at November 1, 2019	2,167

When measuring lease liabilities, we discounted lease payments using our incremental borrowing rate at November 1, 2019. The weighted-average rate applied was 2.52%.

When we enter into new arrangements as a lessee, a right-of-use asset is recognized equal to the lease liability, which is calculated based on the future lease payments discounted at our incremental borrowing rate over the lease term. The lease term is based on the non-cancellable period and includes any options to extend or terminate which we are reasonably certain to exercise.

The right-of-use asset is depreciated on a straight-line basis, based on the shorter of useful life of the underlying asset or the lease term, and is adjusted for impairment losses, if any.

The lease liability accretes interest which is recognized in interest expense, other liabilities, based on the effective interest method over the lease term. The lease liability is remeasured when decisions are made to exercise options under the lease arrangement or when the likelihood of exercising an option within the lease changes.

Amounts relating to leases of low value are expensed when incurred in non-interest expense, premises and equipment.

BMO Financial Group Third Quarter Report 2020 51

Uncertainty Over Income Tax Treatment

Effective November 1, 2019, we adopted IFRIC 23. The Interpretation clarifies the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The Interpretation had no impact on our financial results on adoption.

Interbank Offered Rate (“IBOR”) Reform

Effective November 1, 2019, we early adopted the IASB’s Phase 1 amendments to IAS 39 and IFRS 7, which provide hedge accounting relief from the uncertainty arising from IBOR reform during the period prior to replacement of IBORs. These amendments modify certain hedge accounting requirements, allowing us to assume the interest rate benchmark on which the cash flows of the hedged item and the hedging instrument are based are not altered as a result of IBOR reform, allowing hedge accounting to continue. They also provide an exception from the requirement to discontinue hedge accounting if a hedging relationship does not meet the effectiveness requirements as a result of IBOR reform.

Mandatory application of the amendments ends at the earlier of when the uncertainty regarding the timing and amount of interest rate benchmark-based cash flows is no longer present and discontinuation of the hedging relationship.

Under IBOR reform, certain benchmark rates may be subject to discontinuance, changes in methodology, increased volatility or decreased liquidity during the transition from IBORs to alternative rates. Banks will cease rate submissions for the calculation of the London Interbank Offered Rates after December 31, 2021.

In order to manage the transition from IBORs to alternative rates, our enterprise-wide IBOR Transition Office is evaluating potential changes to market infrastructures on our risk framework, models, systems and processes, and reviewing legal documents to ensure the bank is prepared prior to the cessation of IBORs. We will apply judgment with respect to the need for new or revised hedging relationships; however, given market uncertainty, the assessment of the impact on the bank’s hedging relationships and its mitigation plans are in the early stages. The notional amount of the derivatives likely subject to IBOR reform designated as hedging instruments that mature after December 31, 2021 was $85,727 million of USD LIBOR and $1,560 million of other potentially impacted IBORs as at November 1, 2019.

Future changes in IFRS

Insurance Contracts

In June 2020, the IASB issued amendments to IFRS 17 Insurance Contracts (“IFRS 17”), which included a deferral of the effective date, resulting in a new adoption date for the bank of November 1, 2023 instead of November 1, 2022. The amendments also simplify some requirements, such as excluding certain credit cards from the scope of IFRS 17 and providing a policy choice to exclude certain loan contracts from IFRS 17, allowing us to continue accounting for them as we do today. We continue to assess the impact of the standard on our future financial results.

Use of Estimates and Judgments

The preparation of the consolidated financial statements requires management to use estimates and assumptions that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures. The most significant assets and liabilities for which we must make estimates and judgments include the allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities; income taxes and deferred tax assets; goodwill and intangible assets; insurance-related liabilities; provisions; and transfer of financial assets and consolidation of structured entities. If actual results were to differ from the estimates, the impact would be recorded in future periods.

The full extent of the impact that COVID-19, including government and/or regulatory responses to the outbreak, will have on the Canadian and US economies and the bank’s business remains uncertain and difficult to predict at this time. By their very nature, the judgments and estimates we make for the purposes of preparing our financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls that are intended to ensure these judgments and estimates are well controlled, independently reviewed, and our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at July 31, 2020.

Allowance for Credit Losses

As detailed further in Note 1 of our annual consolidated financial statements for the year ended October 31, 2019 on page 144 of the Annual Report, the allowance for credit losses (“ACL”) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is our best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired.

The expected credit loss model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.

The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The main factors considered in making this determination are relative changes in probability of default since origination, and certain other criteria, such as 30-day past due and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the ECL models, based on the results produced by the ECL models as we deem necessary. In cases where borrowers have opted to participate in payment deferral programs we offered as a result of the COVID-19 pandemic, deferred payments are not considered to be past due and do not on their own indicate a significant increase in credit risk.

The judgments we apply in determining the ACL include changes in circumstances that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.

Additional information regarding the allowance for credit losses is included in Note 3.

52 BMO Financial Group Third Quarter Report 2020

Financial Instruments Measured at Fair Value

Our fair value measurement techniques have not changed from those outlined in Note 17 of our annual consolidated financial statements for the year ended October 31, 2019 on pages 180 to 181 of the Annual Report. Additional information on fair value of financial instruments is included in Note 7.

Income Taxes and Deferred Tax Assets

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences or unused taxes losses and tax credits may be realized. On the evidence available, including management projections of income, we believe that it is probable there will be sufficient taxable income generated by our business operations to recognize these deferred tax assets.

Additional information on income taxes is included in Note 11.

Goodwill and Intangible Assets

As a result of the current economic conditions due to the COVID-19 pandemic and the impact on our business performance, we reassessed the recoverable value of goodwill for certain cash-generating units (“CGUs”) by updating key assumptions, including the estimated cost of capital, discount rates as well as the actual and future business performance of the CGUs. Indefinite-life intangible assets were also reviewed for impairment. We concluded that the fair value less costs to sell continue to exceed the carrying value of these CGUs and indefinite-life intangible assets and therefore no impairment write-downs were recorded in the three and nine-months ended July 31, 2020.

Provisions

A provision, including for restructuring, is recognized if, as a result of a past event, the bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded at the best estimate of the amounts required to settle the obligation as at the balance sheet date, taking into account the risks and uncertainties associated with the obligation. Management and external experts are involved in estimating any provision, as necessary. The actual costs of settling some obligations may be substantially higher or lower than the amounts of the provisions.

Additional information on legal proceedings is included in Note 13.

Transfer of Assets and Consolidation of Structured Entities

We enter into transactions in which we transfer assets to a structured entity or third party to obtain alternate sources of funding. We assess whether substantially all of the risks and rewards of or control over the loans have been transferred to determine if they qualify for derecognition. Where we continue to be exposed to substantially all of the repayment, interest rate and/or credit risk associated with the securitized loans, they do not qualify for derecognition. We continue to recognize the loans and the related cash proceeds as secured financing in our Consolidated Balance Sheet.

Further details of our assessment of certain government offered programs launched in response to the impact of COVID-19 against the derecognition criteria is discussed in Note 3.

BMO Financial Group Third Quarter Report 2020 53

Note 2: Securities

Classification of Securities

The bank’s fair value through profit or loss (“FVTPL”) securities of $14,053 million ($13,704 million as at October 31, 2019) are comprised of $2,361 million mandatorily measured at fair value and $11,692 million investment securities held by insurance subsidiaries designated at fair value ($2,899 million and $10,805 million, respectively, as at October 31, 2019).

Our fair value through other comprehensive income (“FVOCI”) securities totalling $78,493 million ($64,515 million as at October 31, 2019), are net of an allowance for credit losses of $4 million ($2 million as at October 31, 2019).

Amortized cost securities totalling $45,229 million ($24,472 million as at October 31, 2019), are net of an allowance for credit losses of $1 million ($1 million as at October 31, 2019).

Unrealized Gains and Losses on FVOCI Securities

The following table summarizes the unrealized gains and losses:

(Canadian $ in millions)	July 31, 2020				October 31, 2019
	Cost/	Gross	Gross		Cost/	Gross	Gross
	Amortized cost	unrealized gains	unrealized losses	Fair value	Amortized cost	unrealized gains	unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	27,329	253	–	27,582	11,876	72	4	11,944
Canadian provincial and municipal governments	4,585	140	–	4,725	5,907	106	1	6,012
U.S. federal government	17,646	1,039	6	18,679	15,363	617	5	15,975
U.S. states, municipalities and agencies	5,196	169	2	5,363	4,091	74	4	4,161
Other governments	6,949	205	4	7,150	7,179	158	2	7,335
National Housing Act (“NHA”) mortgage-backed securities (“MBS”)	1,614	51	2	1,663	1,953	18	1	1,970
U.S. agency MBS and collateralized mortgage obligations (“CMO”)	9,543	336	4	9,875	11,966	106	42	12,030
Corporate debt	3,241	129	1	3,369	4,899	110	2	5,007
Corporate equity	85	2	–	87	79	2	-	81
Total	76,188	2,324	19	78,493	63,313	1,263	61	64,515

  Unrealized gains (losses) may be offset by related (losses) gains on hedge contracts.

Interest Income on Debt Securities

The following table presents interest income calculated using the effective interest method:

(Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2020	July 31, 2019	July 31, 2020	July 31, 2019
FVOCI - Debt	185	403	823	1,202
Amortized cost	144	75	455	163
Total	329	478	1,278	1,365

54 BMO Financial Group Third Quarter Report 2020

Note 3: Loans and Allowance for Credit Losses

Credit Risk Exposure

The following table sets out our credit risk exposure for all loans carried at amortized cost, FVOCI or FVTPL as at July 31, 2020 and October 31, 2019. Stage 1 represents those performing loans carried with up to a 12 month expected credit loss, Stage 2 represents those performing loans carried with a lifetime expected credit loss, and Stage 3 represents those loans with a lifetime credit loss that are credit impaired.

(Canadian $ in millions)	July 31, 2020				October 31, 2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Exceptionally low	1	-	-	1	-	-	-	-
Very low	79,472	278	-	79,750	79,011	242	-	79,253
Low	22,654	2,765	-	25,419	20,853	2,821	-	23,674
Medium	11,594	6,560	-	18,154	13,651	4,578	-	18,229
High	91	362	-	453	124	397	-	521
Not rated	1,082	192	-	1,274	1,531	118	-	1,649
Impaired	-	-	430	430	-	-	414	414
Allowance for credit losses	65	58	17	140	15	32	17	64
Carrying amount	114,829	10,099	413	125,341	115,155	8,124	397	123,676
Loans: Consumer instalment and other personal
Exceptionally low	1,584	33	-	1,617	21,023	25	-	21,048
Very low	25,827	43	-	25,870	16,491	194	-	16,685
Low	20,281	873	-	21,154	9,894	346	-	10,240
Medium	9,921	4,856	-	14,777	10,510	4,264	-	14,774
High	367	1,493	-	1,860	397	1,423	-	1,820
Not rated	3,349	108	-	3,457	2,594	107	-	2,701
Impaired	-	-	433	433	-	-	468	468
Allowance for credit losses	115	420	127	662	82	318	136	536
Carrying amount	61,214	6,986	306	68,506	60,827	6,041	332	67,200
Loans: Credit cards
Exceptionally low	2,155	-	-	2,155	2,418	-	-	2,418
Very low	1,076	16	-	1,092	1,214	16	-	1,230
Low	904	164	-	1,068	970	158	-	1,128
Medium	1,700	965	-	2,665	2,020	876	-	2,896
High	49	388	-	437	140	440	-	580
Not rated	530	-	-	530	606	1	-	607
Impaired	-	-	-	-	-	-	-	-
Allowance for credit losses	60	270	-	330	43	193	-	236
Carrying amount	6,354	1,263	-	7,617	7,325	1,298	-	8,623
Loans: Business and government (1)
Acceptable
Investment grade	124,728	6,757	-	131,485	134,587	1,028	-	135,615
Sub-investment grade	93,201	27,697	-	120,898	96,731	11,553	-	108,284
Watchlist	-	8,082	-	8,082	-	5,556	-	5,556
Impaired	-	-	3,550	3,550	-	-	1,747	1,747
Allowance for credit losses	573	971	575	2,119	263	441	310	1,014
Carrying amount	217,356	41,565	2,975	261,896	231,055	17,696	1,437	250,188
Commitments and financial guarantee contracts
Acceptable
Investment grade	132,838	1,491	-	134,329	134,920	884	-	135,804
Sub-investment grade	42,765	17,614	-	60,379	45,178	6,435	-	51,613
Watchlist	-	3,419	-	3,419	-	2,133	-	2,133
Impaired	-	-	1,164	1,164	-	-	324	324
Allowance for credit losses	212	232	12	456	119	103	22	244
Carrying amount (2)	175,391	22,292	1,152	198,835	179,979	9,349	302	189,630

(1)	Includes customers’ liability under acceptances.
(2)

Represents the total contractual amounts of undrawn credit facilities and other off-balance sheet exposures, excluding personal lines of credit and credit cards that are unconditionally cancellable at our discretion.

Allowance for Credit Losses (“ACL”)

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level we consider adequate to absorb credit-related losses on our loans and other credit instruments. The allowance for credit losses amounted to $3,707 million at July 31, 2020 ($2,094 million at October 31, 2019) of which $3,251 million ($1,850 million at October 31, 2019) was recorded in loans and $456 million ($244 million at October 31, 2019) was recorded in other liabilities in our Consolidated Balance Sheet.

Significant changes in the gross balances, including originations, maturities and repayments in the normal course of operations, impact the allowance for credit losses.

BMO Financial Group Third Quarter Report 2020 55

The following table shows the continuity in the loss allowance by product type. Transfers represent the amount of expected credit loss (“ECL”) that moved between stages during the period, for example, moving from a 12-month (Stage 1) to lifetime (Stage 2) ECL measurement basis. Net remeasurements represent the ECL impact due to stage transfers, changes in economic forecasts and credit quality.

(Canadian $ in millions)
For the three months ended	July 31, 2020				July 31, 2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at beginning of period	29	37	27	93	16	37	44	97
Transfer to Stage 1	8	(7)	(1)	-	7	(6)	(1)	-
Transfer to Stage 2	(1)	4	(3)	-	(1)	2	(1)	-
Transfer to Stage 3	-	(1)	1	-	-	(3)	3	-
Net remeasurement of loss allowance	27	30	10	67	(9)	6	-	(3)
Loan originations	4	-	-	4	2	-	-	2
Derecognitions and maturities	-	(2)	-	(2)	(1)	(1)	-	(2)
Model changes	(1)	(3)	-	(4)	-	-	-	-
Total Provision for Credit Losses (“PCL”) (1)	37	21	7	65	(2)	(2)	1	(3)
Write-offs (2)	-	-	(3)	(3)	-	-	(6)	(6)
Recoveries of previous write-offs	-	-	2	2	-	-	7	7
Foreign exchange and other	(1)	-	(6)	(7)	-	-	(8)	(8)
Balance as at end of period	65	58	27	150	14	35	38	87
Loans: Consumer instalment and other personal
Balance as at beginning of period	116	407	125	648	86	324	128	538
Transfer to Stage 1	59	(57)	(2)	-	44	(42)	(2)	-
Transfer to Stage 2	(10)	21	(11)	-	(4)	18	(14)	-
Transfer to Stage 3	(1)	(27)	28	-	(1)	(32)	33	-
Net remeasurement of loss allowance	(50)	103	56	109	(40)	66	52	78
Loan originations	9	-	-	9	12	-	-	12
Derecognitions and maturities	(4)	(9)	-	(13)	(4)	(13)	-	(17)
Model changes	11	8	-	19	-	-	-	-
Total PCL (1)	14	39	71	124	7	(3)	69	73
Write-offs (2)	-	-	(81)	(81)	-	-	(80)	(80)
Recoveries of previous write-offs	-	-	22	22	-	-	25	25
Foreign exchange and other	(3)	(3)	(10)	(16)	(1)	(1)	(7)	(9)
Balance as at end of period	127	443	127	697	92	320	135	547
Loans: Credit cards
Balance as at beginning of period	115	319	-	434	77	231	-	308
Transfer to Stage 1	50	(50)	-	-	28	(28)	-	-
Transfer to Stage 2	(9)	9	-	-	(5)	5	-	-
Transfer to Stage 3	-	(48)	48	-	(1)	(46)	47	-
Net remeasurement of loss allowance	(44)	105	20	81	(24)	79	24	79
Loan originations	5	-	-	5	5	-	-	5
Derecognitions and maturities	(1)	(7)	-	(8)	(1)	(6)	-	(7)
Model changes	(1)	(10)	-	(11)	-	-	-	-
Total PCL (1)	-	(1)	68	67	2	4	71	77
Write-offs (2)	-	-	(80)	(80)	-	-	(91)	(91)
Recoveries of previous write-offs	-	-	19	19	-	-	20	20
Foreign exchange and other	(3)	(1)	(7)	(11)	-	1	-	1
Balance as at end of period	112	317	-	429	79	236	-	315
Loans: Business and government
Balance as at beginning of period	580	795	586	1,961	336	423	260	1,019
Transfer to Stage 1	45	(45)	-	-	31	(30)	(1)	-
Transfer to Stage 2	(65)	66	(1)	-	(16)	17	(1)	-
Transfer to Stage 3	(4)	(163)	167	-	(1)	(14)	15	-
Net remeasurement of loss allowance	145	510	134	789	(23)	91	89	157
Loan originations	53	-	-	53	53	-	-	53
Derecognitions and maturities	(21)	(36)	-	(57)	(28)	(22)	-	(50)
Model changes	(7)	(4)	-	(11)	-	-	-	-
Total PCL (1)	146	328	300	774	16	42	102	160
Write-offs (2)	-	-	(300)	(300)	-	-	(52)	(52)
Recoveries of previous write-offs	-	-	37	37	-	-	2	2
Foreign exchange and other	(5)	10	(46)	(41)	(1)	(4)	(15)	(20)
Balance as at end of period	721	1,133	577	2,431	351	461	297	1,109
Total as at end of period	1,025	1,951	731	3,707	536	1,052	470	2,058
Comprised of: Loans	813	1,719	719	3,251	409	946	447	1,802
Other credit instruments (3)	212	232	12	456	127	106	23	256

(1)	Excludes PCL on other assets of $24 million for the three months ended July 31, 2020 ($(1) million for the three months ended July 31, 2019).
(2)

Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(3)	Recorded in other liabilities on the Consolidated Balance Sheet.

56 BMO Financial Group Third Quarter Report 2020

The following table shows the continuity in the loss allowance by each product type:

(Canadian $ in millions)
For the nine months ended	July 31, 2020				July 31, 2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at beginning of period	15	33	38	86	20	38	44	102
Transfer to Stage 1	19	(17)	(2)	-	21	(19)	(2)	-
Transfer to Stage 2	(2)	7	(5)	-	(2)	5	(3)	-
Transfer to Stage 3	-	(4)	4	-	-	(7)	7	-
Net remeasurement of loss allowance	29	47	17	93	(29)	21	7	(1)
Loan originations	8	-	-	8	5	-	-	5
Derecognitions and maturities	(1)	(4)	-	(5)	(1)	(3)	-	(4)
Model changes	(3)	(5)	-	(8)	-	-	-	-
Total PCL (1)	50	24	14	88	(6)	(3)	9	-
Write-offs (2)	-	-	(9)	(9)	-	-	(13)	(13)
Recoveries of previous write-offs	-	-	6	6	-	-	12	12
Foreign exchange and other	-	1	(22)	(21)	-	-	(14)	(14)
Balance as at end of period	65	58	27	150	14	35	38	87
Loans: Consumer instalment and other personal
Balance as at beginning of period	89	333	136	558	90	326	144	560
Transfer to Stage 1	138	(131)	(7)	-	131	(122)	(9)	-
Transfer to Stage 2	(20)	66	(46)	-	(13)	62	(49)	-
Transfer to Stage 3	(3)	(79)	82	-	(4)	(84)	88	-
Net remeasurement of loss allowance	(112)	247	162	297	(134)	168	112	146
Loan originations	32	-	-	32	35	-	-	35
Derecognitions and maturities	(12)	(27)	-	(39)	(12)	(30)	-	(42)
Model changes	16	33	-	49	-	-	-	-
Total PCL (1)	39	109	191	339	3	(6)	142	139
Write-offs (2)	-	-	(248)	(248)	-	-	(233)	(233)
Recoveries of previous write-offs	-	-	64	64	-	-	97	97
Foreign exchange and other	(1)	1	(16)	(16)	(1)	-	(15)	(16)
Balance as at end of period	127	443	127	697	92	320	135	547
Loans: Credit cards
Balance as at beginning of period	80	225	-	305	74	219	-	293
Transfer to Stage 1	107	(107)	-	-	78	(78)	-	-
Transfer to Stage 2	(25)	25	-	-	(16)	16	-	-
Transfer to Stage 3	(1)	(129)	130	-	(1)	(125)	126	-
Net remeasurement of loss allowance	(57)	332	68	343	(68)	221	58	211
Loan originations	13	-	-	13	15	-	-	15
Derecognitions and maturities	(3)	(19)	-	(22)	(3)	(18)	-	(21)
Model changes	(1)	(10)	-	(11)	-	-	-	-
Total PCL (1)	33	92	198	323	5	16	184	205
Write-offs (2)	-	-	(257)	(257)	-	-	(250)	(250)
Recoveries of previous write-offs	-	-	66	66	-	-	66	66
Foreign exchange and other	(1)	-	(7)	(8)	-	1	-	1
Balance as at end of period	112	317	-	429	79	236	-	315
Loans: Business and government
Balance as at beginning of period	338	496	311	1,145	298	408	209	915
Transfer to Stage 1	109	(102)	(7)	-	139	(135)	(4)	-
Transfer to Stage 2	(118)	121	(3)	-	(41)	53	(12)	-
Transfer to Stage 3	(6)	(226)	232	-	(1)	(41)	42	-
Net remeasurement of loss allowance	321	883	558	1,762	(141)	230	159	248
Loan originations	153	-	-	153	163	-	-	163
Derecognitions and maturities	(63)	(86)	-	(149)	(75)	(57)	-	(132)
Model changes	(30)	8	-	(22)	-	-	-	-
Total PCL (1)	366	598	780	1,744	44	50	185	279
Write-offs (2)	-	-	(516)	(516)	-	-	(123)	(123)
Recoveries of previous write-offs	-	-	60	60	-	-	61	61
Foreign exchange and other	17	39	(58)	(2)	9	3	(35)	(23)
Balance as at end of period	721	1,133	577	2,431	351	461	297	1,109
Total as at end of period	1,025	1,951	731	3,707	536	1,052	470	2,058
Comprised of: Loans	813	1,719	719	3,251	409	946	447	1,802
Other credit instruments (3)	212	232	12	456	127	106	23	256

(1)	Excludes PCL on other assets of $27 million for the nine months ended July 31, 2020 ($(4) million for the nine months ended July 31, 2019).
(2)

Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(3)	Recorded in other liabilities on the Consolidated Balance Sheet.

BMO Financial Group Third Quarter Report 2020 57

Loans and allowance for credit losses by geographic region as at July 31, 2020 and October 31, 2019 are as follows:

(Canadian $ in millions)	July 31, 2020				October 31, 2019
	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net Amount	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net Amount
By geographic region (1):
Canada	270,348	345	1,335	268,668	258,842	207	740	257,895
United States	166,278	374	1,164	164,740	158,454	256	630	157,568
Other countries	11,953	-	33	11,920	10,648	-	17	10,631
Total	448,579	719	2,532	445,328	427,944	463	1,387	426,094

(1)	Geographic region is based upon country of ultimate risk.
(2)	Excludes allowance for credit losses on impaired loans of $12 million for other credit instruments, which is included in other liabilities ($22 million as at October 31, 2019).
(3)	Excludes allowance for credit losses on performing loans of $444 million for other credit instruments, which is included in other liabilities ($222 million as at October 31, 2019).

Impaired (Stage 3) loans, including the related allowances, as at July 31, 2020 and October 31, 2019 are as follows:

(Canadian $ in millions)			July 31, 2020			October 31, 2019
	Gross impaired amount (3)	Allowance for credit losses on impaired loans (4)	Net impaired amount (3)	Gross impaired amount (3)	Allowance for credit losses on impaired loans (4)	Net impaired amount (3)
Residential mortgages	430	17	413	414	17	397
Consumer instalment and other personal	433	127	306	468	136	332
Business and government (1)	3,550	575	2,975	1,747	310	1,437
Total	4,413	719	3,694	2,629	463	2,166
By geographic region (2):
Canada	1,469	345	1,124	914	207	707
United States	2,885	374	2,511	1,715	256	1,459
Other countries	59	-	59	-	-	-
Total	4,413	719	3,694	2,629	463	2,166

(1)	Includes customers’ liability under acceptances.
(2)	Geographic region is based upon the country of ultimate risk.
(3)	Gross impaired loans and net impaired loans exclude purchased credit impaired loans.
(4)	Excludes allowance for credit losses on impaired loans of $12 million for other credit instruments, which is included in other liabilities ($22 million as at October 31, 2019).

Loans Past Due Not Impaired

Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due but for which we expect the full amount of principal and interest payments to be collected, or loans which are held at fair value. The following table presents loans that are past due but not classified as impaired as at July 31, 2020 and October 31, 2019. In cases where borrowers have opted to participate in payment deferral programs we offered as a result of the COVID-19 pandemic, deferred payments are not considered past due and do not on their own indicate a significant increase in credit risk. As a result, they have not been included in the table below.

(Canadian $ in millions)			July 31, 2020				October 31, 2019
	1 to 29 days	30 to 89 days	90 days or more	Total	1 to 29 days	30 to 89 days	90 days or more	Total
Residential mortgages	598	335	28	961	806	465	16	1,287
Credit card, consumer instalment and other personal	1,261	328	81	1,670	1,590	426	87	2,103
Business and government	387	293	32	712	351	207	59	617
Total	2,246	956	141	3,343	2,747	1,098	162	4,007

  Fully secured loans with amounts past due between 90 and 180 days that we have not classified as impaired totalled $43 million and $54 million as at July 31, 2020 and October 31, 2019, respectively.

ECL Sensitivity and Key Economic Variables

The expected credit loss model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.

The allowance for performing loans is sensitive to changes in both economic forecasts and the probability-weight assigned to each forecast scenario. We incorporate multiple economic forecasts and those used are representative of our view of future economic conditions and considering external data, developed internally by our Economics group. Many of the variables used in our forecasts have a high degree of interdependency, and as such there is no single factor to which loan impairment allowances as a whole are sensitive. We apply experienced credit judgment to reflect factors not captured in the ECL models as we deem necessary. In Q3 2020, we have applied experienced credit judgment to reflect the impact of the extraordinary and highly uncertain environment on credit conditions and the economy.

As at July 31, 2020, our base case economic forecast depicts a contracting Canadian economy, with real GDP falling in 2020 as a result of a sharp decline in the first half of the year, as a result of the COVID-19 pandemic. This is in contrast to our base case economic forecast as at October 31, 2019 which depicted moderate economic growth in both Canada and the U.S. over the projection period. In addition, the outlook for the economy and labour markets is moderately weaker compared to the second quarter of 2020. If we assume a 100% base case economic forecast and include the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $2,725 million as at July 31, 2020 ($1,325 million as at October 31, 2019), compared to the reported allowance for performing loans of $2,976 million ($1,609 million as at October 31, 2019).

As at July 31, 2020, our adverse case economic forecast also depicts a contracting Canadian economy, with real GDP declining in 2020, with an increase in 2021. In our adverse case scenario, the dislocations caused by the pandemic are more significant and persist for a longer period of time compared with our base case scenario. This is in contrast to the adverse scenario forecast as at October 31, 2019 which depicted a typical recession, with the economy contracting in the first year followed by a steady recovery through the end of the projection period. If we assume a 100% adverse economic forecast and include the impact of loan migration by restaging, with other assumptions held constant, including the application of

58 BMO Financial Group Third Quarter Report 2020

experienced credit judgment, the allowance on performing loans would be approximately $3,550 million as at July 31, 2020 ($2,800 million as at October 31, 2019), compared to the reported allowance for performing loans of $2,976 million ($1,609 million as at October 31, 2019).

The following table shows the key economic variables we use to estimate our allowance on performing loans during the forecast period. This table is typically provided on an annual basis. However, given the significant level of change in the forward-looking information since the end of 2019, the disclosures have been provided as an update to the bank’s Annual Report for the year ended October 31, 2019. The values shown represent the national average values for calendar 2020 and calendar 2021. The base case scenario reflects our view of the most probable outcome. While the values disclosed below are national variables, we use regional variables in our underlying models where considered appropriate and consider factors impacting particular industries.

	Benign scenario				Base scenario				Adverse scenario (1)
	2020		2021		2020		2021		2020		2021
All figures are average annual values	July 31, 2020	October 31, 2019	July 31, 2020	October 31, 2019	July 31, 2020	October 31, 2019	July 31, 2020	October 31, 2019	July 31, 2020	October 31, 2019	July 31, 2020	October 31, 2019
Real gross domestic product (2)
Canada	(4.6)%	2.9%	8.9%	2.5%	(6.0)%	1.7%	6.0%	1.6%	(7.6)%	(2.3)%	3.7%	0.5%
United States	(4.1)%	2.4%	7.8%	2.4%	(5.5)%	1.8%	5.0%	1.9%	(7.1)%	(2.0)%	2.5%	0.6%
Corporate BBB 10-year spread
Canada	2.1%	2.0%	1.9%	2.1%	2.4%	2.3%	2.3%	2.3%	2.8%	4.5%	3.1%	4.1%
United States	2.2%	1.8%	1.9%	2.0%	2.5%	2.3%	2.4%	2.4%	3.0%	4.1%	3.2%	3.6%
Unemployment rates
Canada	8.5%	5.1%	6.5%	5.0%	9.5%	5.7%	8.0%	5.9%	10.9%	8.5%	10.0%	9.0%
United States	7.5%	3.3%	5.4%	3.2%	8.9%	3.7%	7.0%	3.8%	10.3%	6.1%	8.9%	6.8%
Housing Price Index (“HPI”) (2)
Canada (3)	5.3%	3.7%	5.4%	3.7%	3.5%	2.0%	0.0%	2.5%	0.8%	(12.3)%	(7.5)%	(4.7)%
United States (4)	2.4%	4.4%	4.6%	4.2%	1.0%	3.0%	1.6%	2.7%	(0.4)%	(5.7)%	(1.9)%	(2.2)%

(1)

In Q4 2019, the adverse scenario was reflective of a typical recession that extends for four quarters. However, beginning Q2 2020, the adverse scenario used is reflective of a more adverse outcome compared with our base case forecast.

(2)	Real gross domestic product and housing price index are year-over-year growth rates.
(3)	In Canada, we use the HPI Benchmark Composite.
(4)	In the United States, we use the National Case-Shiller House Price Index.

The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios and based on the current risk profile of our loan exposures, if all our performing loans were in Stage 1, our allowance for performing loans would be approximately $2,300 million ($1,050 million as at October 31, 2019), compared with the reported allowance for performing loans of $2,976 million ($1,609 million as at October 31, 2019).

Transfer of Assets

In the normal course, we sell Canadian mortgage loans to third-party Canadian securitization programs. Beginning in the second quarter, we participated in the Insured Mortgage Purchase Program (“IMPP”), launched by the Government of Canada as part of their response to COVID-19.

Under the IMPP, we assessed whether substantially all of the risks and rewards of the loans have been transferred, in order to determine if the mortgages qualify for derecognition. Since we continue to be exposed to substantially all of the risks and rewards of ownership associated with these securitized mortgages, they do not qualify for derecognition. We continue to recognize the loans and recognize the related cash proceeds as secured financing in our Consolidated Balance Sheet.

The government also launched the Canada Emergency Business Account (“CEBA”) Program in the second quarter, where we issue loans that are funded by the government. We determined these loans qualify for derecognition as the risks and rewards were transferred to the government, therefore we do not recognize these loans on our Consolidated Balance Sheet.

Note 4: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and control of risks faced across our organization. The key risks related to our financial instruments are classified as credit and counterparty, market, and liquidity and funding risk. Our risk management policies and processes have not changed significantly from those outlined in the Enterprise-Wide Risk Management sections on pages 68 to 106 of the bank’s Annual Report for the year ended October 31, 2019. However, the COVID-19 pandemic has resulted in an increase in certain risks outlined in the Risk Management section of our interim Management’s Discussion and Analysis. We have provided an update on each of the key risks below.

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. Credit risk arises predominantly with respect to loans, over-the-counter and centrally cleared derivatives and other credit instruments. This is the most significant measurable risk that we face. Updated information on credit risk related to loans is included in Note 3.

BMO Financial Group Third Quarter Report 2020 59

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity prices, dividend policies and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book. We incur market risk in our trading and underwriting activities and in the management of structural market risk in our banking and insurance activities. Updated market risk measures are included on page 36 of our interim Management’s Discussion and Analysis.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet our financial commitments in a timely manner at reasonable prices as they become due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining a safe and sound enterprise, depositor confidence and earnings stability. Updated contractual maturities of assets, liabilities and off-balance sheet commitments, a tool used to manage liquidity and funding risk, are included on pages 43 and 44 of our interim Management’s Discussion and Analysis.

Note 5: Deposits and Subordinated Debt

Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date (4)(5)		Total
	July 31, 2020	October 31, 2019	July 31, 2020	October 31, 2019	July 31, 2020	October 31, 2019	July 31, 2020	October 31, 2019	July 31, 2020	October 31, 2019
Deposits by:
Banks (1) (6)	3,245	1,996	1,773	1,530	1,240	1,017	35,641	19,273	41,899	23,816
Business and government	45,320	29,083	41,901	33,853	115,048	85,022	195,436	195,199	397,705	343,157
Individuals	4,213	3,361	28,729	23,084	107,521	94,304	80,533	80,421	220,996	201,170
Total (2) (3)	52,778	34,440	72,403	58,467	223,809	180,343	311,610	294,893	660,600	568,143
Booked in:
Canada	39,943	27,338	62,427	49,911	107,555	90,630	201,878	181,835	411,803	349,714
United States	11,254	6,043	9,935	8,531	114,926	88,604	77,713	86,368	213,828	189,546
Other countries	1,581	1,059	41	25	1,328	1,109	32,019	26,690	34,969	28,883
Total	52,778	34,440	72,403	58,467	223,809	180,343	311,610	294,893	660,600	568,143

(1)	Includes regulated and central banks.
(2)	Includes structured notes designated at fair value through profit or loss (Note 7).
(3)

As at July 31, 2020 and October 31, 2019, total deposits payable on a fixed date included $40,757 million and $25,438 million, respectively, of federal funds purchased and commercial paper issued and other deposit liabilities. Included in deposits as at July 31, 2020 and October 31, 2019 are $318,088 million and $279,860 million, respectively, of deposits denominated in U.S. dollars, and $38,861 million and $36,680 million, respectively, of deposits denominated in other foreign currencies.

(4)

Includes $276,218 million of deposits, each greater than one hundred thousand dollars, of which $173,167 million were booked in Canada, $71,037 million were booked in the United States and $32,014 million were booked in other countries ($258,862 million, $152,499 million, $79,682 million and $26,681 million, respectively, as at October 31, 2019). Of the $173,167 million of deposits booked in Canada, $27,729 million mature in less than three months, $11,351 million mature in three to six months, $41,220 million mature in six to twelve months and $92,867 million mature after twelve months ($152,499 million, $26,234 million, $8,400 million, $31,155 million and $86,710 million, respectively, as at October 31, 2019). Certain comparative figures have been reclassified to conform with the current period’s presentation.

(5)

Includes $24,990 million of senior unsecured debt as at July 31, 2020 subject to the Bank Recapitalization (Bail-In) regime ($16,248 million as at October 31, 2019). The Bail-In regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.

(6)	Includes $12,741 million of deposits with the Bank of Canada, where we have used our own bearer deposit notes as collateral under its term repo facility ($nil as at October 31, 2019).

Subordinated Debt

On June 17, 2020, we issued $1,250 million of 2.077% unsecured subordinated notes under our Canadian Medium-Term Note Program. The issue, Series J Medium-Term Notes Second Tranche, is due June 17, 2030. The notes reset to a floating rate on June 17, 2025.

During the three and nine months ended July 31, 2020, we did not redeem any subordinated debt.

60 BMO Financial Group Third Quarter Report 2020

Note 6: Equity

Preferred and Common Shares Outstanding and Other Equity Instruments (1)

(Canadian $ in millions, except as noted)	July 31, 2020		October 31, 2019
	Number of shares	Amount	Number of shares	Amount	Convertible into...
Preferred Shares - Classified as Equity
Class B – Series 25	9,425,607	236	9,425,607	236	Class B -Series 26	(2)
Class B – Series 26	2,174,393	54	2,174,393	54	Class B -Series 25	(2)
Class B – Series 27	20,000,000	500	20,000,000	500	Class B -Series 28	(2)(3)
Class B – Series 29	16,000,000	400	16,000,000	400	Class B -Series 30	(2)(3)
Class B – Series 31	12,000,000	300	12,000,000	300	Class B -Series 32	(2)(3)
Class B – Series 33	8,000,000	200	8,000,000	200	Class B -Series 34	(2)(3)
Class B – Series 35	6,000,000	150	6,000,000	150	Not convertible	(3)
Class B – Series 36	600,000	600	600,000	600	Class B -Series 37	(2)(3)
Class B – Series 38	24,000,000	600	24,000,000	600	Class B -Series 39	(2)(3)
Class B – Series 40	20,000,000	500	20,000,000	500	Class B - Series 41	(2)(3)
Class B – Series 42	16,000,000	400	16,000,000	400	Class B -Series 43	(2)(3)
Class B – Series 44	16,000,000	400	16,000,000	400	Class B -Series 45	(2)(3)
Class B – Series 46	14,000,000	350	14,000,000	350	Class B -Series 47	(2)(3)
Preferred Shares - Classified as Equity		4,690		4,690
Other Equity Instruments (4)		658		658
Common Shares (5) (6) (7)	642,804,880	13,200	639,232,276	12,971
Share Capital and Other Equity Instruments		18,548		18,319

(1)	For additional information refer to Notes 16 and 20 of our annual consolidated financial statements for the year ended October 31, 2019 on pages 177 and 188 of our 2019 Annual Report.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(3)

The shares issued include a non-viability contingent capital provision, which is necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability. In such an event, each preferred share is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the share value of the preferred share issuance (including declared and unpaid dividends on such preferred share issuance) by the conversion price and then times the multiplier.

(4)

The other equity instruments (notes) issued include a non-viability contingent capital provision, which is necessary for the notes to qualify as regulatory capital under Basel III. As such, the notes are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability. In such an event, the notes are convertible into common shares of the bank determined by dividing (a) the product of the Multiplier of 1.25, and the Note Value, by (b) the Conversion Price which is the greater of the Floor price of $5 and the current market price.

(5)	The stock options issued under the Stock Option Plan are convertible into 6,635,228 common shares as at July 31, 2020 (6,108,307 common shares as at October 31, 2019).
(6)

During the three and nine months ended July 31, 2020, we issued 3,355,394 common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan and 8,614 and 423,737 common shares under the Stock Option Plan.

(7)	Common shares are net of 206,527 treasury shares as at July 31, 2020.

Other Equity Instruments

The bank’s US$500 million (CAD $658 million) 4.800% Additional Tier 1 Capital Notes (“notes”) are classified as equity and form part of our additional Tier 1 non-viability contingent capital. The notes are compound financial instruments that have both equity and liability features. On the date of issuance, we assigned an insignificant value to the liability component of the notes and, as a result, the full amount of proceeds has been classified as equity. Semi-annual distributions on the notes will be recorded as a reduction in retained earnings when payable in May and December. The rights of the holders of our notes are subordinate to the claims of the depositors and certain other creditors but rank above our common and preferred shares.

Preferred Shares

On June 29, 2020, we announced that we did not intend to exercise our right to redeem the current outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 33 (“Preferred Shares Series 33”) on August 25, 2020. As a result, subject to certain conditions, the holders of Preferred Shares Series 33 had the right, at their option, by August 10, 2020, to convert any or all of their Preferred Shares Series 33 on a one-for-one basis into Non-Cumulative Floating Rate Class B Preferred Shares Series 34 (“Preferred Shares Series 34”). During the conversion period, July 27, 2020 to August 10, 2020, 118,563 Preferred Shares Series 33 were tendered for conversion into Preferred Shares Series 34, which is less than the minimum 1,000,000 required to give effect to the conversion, as described in the Preferred Shares Series 33 prospectus supplement dated May 29, 2015. As a result, no Preferred Shares Series 34 were issued and holders of Preferred Shares Series 33 retained their shares. The dividend rate for the Preferred Shares Series 33 for the five year period commencing on August 25, 2020, and ending on August 24, 2025, is 3.054%.

During the three and nine months ended July 31, 2020, we did not issue or redeem any preferred shares.

Common Shares

On February 25, 2020, we announced our intention, subject to the approval of OSFI and the Toronto Stock Exchange, to establish a new normal course issuer bid (“NCIB”) that will permit us to purchase for cancellation up to 12 million common shares over a 12-month period, commencing on or about June 3, 2020. As previously noted, in light of OSFI’s announcement on March 13, 2020 that all share buybacks by federally regulated financial institutions should be halted for the time being, we have put the process on hold. We will proceed with the new NCIB based on OSFI’s future guidance. Our previous NCIB expired on June 2, 2020.

BMO Financial Group Third Quarter Report 2020 61

Shareholder Dividend Reinvestment and Share Purchase Plan

On August 25, 2020, we announced that commencing with common share dividend declared for the fourth quarter of fiscal 2020, and subsequently until further notice, common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan (the “Plan”) will be purchased on the open market without a discount.

During the three and nine months ended July 31, 2020, we issued 3,355,394 common shares under the Plan.

Note 7: Fair Value of Financial Instruments

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following table are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to Note 17 to our annual consolidated financial statements for the year ended October 31, 2019 on pages 179 to 186 for further discussion on the determination of fair value.

(Canadian $ in millions)		July 31, 2020		October 31, 2019
	Carrying value	Fair value	Carrying value	Fair value
Securities
Amortized cost	45,229	45,875	24,472	24,622
Loans (1)
Residential mortgages	125,341	127,108	123,676	124,093
Consumer instalment and other personal	68,506	69,181	67,200	67,516
Credit cards	7,617	7,617	8,623	8,623
Business and government (2)	240,352	242,295	224,442	225,145
	441,816	446,201	423,941	425,377

Deposits (3)	643,133	645,402	552,314	553,444
Securitization and structured entities’ liabilities	27,461	28,159	27,159	27,342
Subordinated debt	8,513	8,790	6,995	7,223

  This table excludes financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, other assets, acceptances, securities lent or sold under repurchase agreements and other liabilities.

(1)	Carrying value of loans is net of allowance.
(2)	Excludes $3,562 million of loans classified as FVTPL and $50 million of loans classified as FVOCI as at July 31, 2020, respectively ($2,156 million and $22 million as at October 31, 2019).
(3)	Excludes $17,467 million of structured note liabilities designated at FVTPL and accounted for at fair value ($15,829 million as at October 31, 2019).

Fair Value Hierarchy

We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity debt and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible. We have considered the current market conditions due to COVID-19 and their impact on the determination of fair value, applying judgment in the selection of inputs where applicable.

Our Level 2 trading and FVOCI securities are primarily valued using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

62 BMO Financial Group Third Quarter Report 2020

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and models without observable market information as inputs (Level 3) in the valuation of securities, business and government loans classified as FVTPL, fair value liabilities, derivative assets and derivative liabilities is presented in the following tables:

(Canadian $ in millions)				July 31, 2020	October 31, 2019
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	4,746	3,898	-	8,644	6,959	1,371	-	8,330
Canadian provincial and municipal governments	2,056	6,967	-	9,023	3,871	3,656	-	7,527
U.S. federal government	8,000	1,210	-	9,210	8,001	762	-	8,763
U.S. states, municipalities and agencies	38	370	-	408	48	626	-	674
Other governments	1,406	1,485	-	2,891	888	697	-	1,585
NHA MBS, U.S. agency MBS and CMO	5	9,113	584	9,702	14	10,494	538	11,046
Corporate debt	3,694	6,765	-	10,459	2,620	5,091	7	7,718
Trading loans	-	45	-	45	-	103	-	103
Corporate equity	38,825	-	-	38,825	40,155	2	-	40,157
	58,770	29,853	584	89,207	62,556	22,802	545	85,903
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	627	108	-	735	410	107	-	517
Canadian provincial and municipal governments	239	1,231	-	1,470	364	915	-	1,279
U.S. federal government	9	35	-	44	-	48	-	48
Other governments	-	95	-	95	-	49	-	49
NHA MBS, U.S. agency MBS and CMO	-	3	-	3	-	5	-	5
Corporate debt	97	8,140	-	8,237	146	8,071	-	8,217
Corporate equity	1,654	8	1,807	3,469	1,536	69	1,984	3,589
	2,626	9,620	1,807	14,053	2,456	9,264	1,984	13,704
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	21,492	6,090	-	27,582	11,168	776	-	11,944
Canadian provincial and municipal governments	1,944	2,781	-	4,725	3,798	2,214	-	6,012
U.S. federal government	17,046	1,633	-	18,679	15,068	907	-	15,975
U.S. states, municipalities and agencies	6	5,356	1	5,363	1	4,159	1	4,161
Other governments	2,748	4,402	-	7,150	4,396	2,939	-	7,335
NHA MBS, U.S. agency MBS and CMO	-	11,538	-	11,538	-	14,000	-	14,000
Corporate debt	590	2,779	-	3,369	2,205	2,802	-	5,007
Corporate equity	-	-	87	87	-	-	81	81
	43,826	34,579	88	78,493	36,636	27,797	82	64,515
Business and government loans	-	1,409	2,203	3,612	-	442	1,736	2,178
Fair Value Liabilities
Securities sold but not yet purchased	25,323	5,256	-	30,579	22,393	3,860	-	26,253
Structured note liabilities and other note liabilities (1)	-	17,467	-	17,467	-	15,829	-	15,829
Annuity liabilities (2)	-	1,232	-	1,232	-	1,043	-	1,043
	25,323	23,955	-	49,278	22,393	20,732	-	43,125
Derivative Assets
Interest rate contracts	24	17,333	-	17,357	14	10,443	-	10,457
Foreign exchange contracts	9	15,804	-	15,813	7	9,262	-	9,269
Commodity contracts	457	1,555	-	2,012	329	817	-	1,146
Equity contracts	743	2,860	-	3,603	226	997	-	1,223
Credit default swaps	-	11	-	11	-	49	-	49
	1,233	37,563	-	38,796	576	21,568	-	22,144
Derivative Liabilities
Interest rate contracts	31	12,836	-	12,867	11	7,943	-	7,954
Foreign exchange contracts	12	18,723	-	18,735	20	10,843	-	10,863
Commodity contracts	603	2,247	-	2,850	218	1,462	-	1,680
Equity contracts	478	4,907	-	5,385	103	2,896	-	2,999
Credit default swaps	-	19	3	22	-	101	1	102
	1,124	38,732	3	39,859	352	23,245	1	23,598

(1)	These structured note liabilities and other note liabilities included in deposits have been designated at FVTPL.
(2)	These investment contract liabilities in our insurance business have been designated at FVTPL.

BMO Financial Group Third Quarter Report 2020 63

Quantitative Information about Level 3 Fair Value Measurements

The table below presents the fair values of our significant Level 3 financial instruments that are measured at a fair value on a recurring basis, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations. We have not applied any other reasonably possible alternative assumption to the significant Level 3 categories of private equity investments, as the net asset values are provided by the investment or fund managers.

					Range of input values (1)
As at July 31, 2020 (Canadian $ in millions, except as noted)	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	Significant unobservable inputs	Low	High
Private equity (2)	Corporate equity	1,807	Net Asset Value	Net Asset Value	na	na
			EV/EBITDA	Multiple	5x	16x
Loans (3)	Business and government loans	2,203	Discounted cash flows	Discount margin	56bps	224bps
NHA MBS and U.S. agency MBS and CMO	NHA MBS and U.S. agency MBS and CMO	584	Discounted cash flows	Prepayment rate	7%	86%
			Market Comparable	Comparability Adjustment (4)	(5.26)	5.54

(1)

The low and high input values represent the highest and lowest actual level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the specific underlying instruments within each product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.

(2)

Included in private equity is $490 million of Federal Reserve Bank and U.S. Federal Home Loan Bank shares that we carry at cost, which approximates fair value, and hold to meet regulatory requirements.

(3)	The impact of assuming a 10 basis point increase or decrease in discount margin for business and government loans is $2 million.
(4)	Range of input values represents price per security adjustment.

  na – not applicable

Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changes in market conditions. Transfers from Level 1 to Level 2 were due to reduced observability of the inputs used to value the securities. Transfers from Level 2 to Level 1 were due to increased availability of quoted prices in active markets.

The following table presents significant transfers between Level 1 and Level 2 for the three and nine months ended July 31, 2020 and July 31, 2019.

(Canadian $ in millions)
For the three months ended	July 31, 2020			July 31, 2019
	Level 1 to Level 2	Level 2 to Level 1	Level 1 to Level 2	Level 2 to Level 1
Trading Securities	994	2,682	1,734	901
FVTPL Securities	19	241	218	38
FVOCI Securities	1,768	4,294	1,834	2,335
Securities sold but not yet purchased	681	2,067	6,362	98

(Canadian $ in millions)
For the nine months ended	July 31, 2020			July 31, 2019
	Level 1 to Level 2	Level 2 to Level 1	Level 1 to Level 2	Level 2 to Level 1
Trading Securities	5,761	3,952	5,392	4,260
FVTPL Securities	518	302	682	390
FVOCI Securities	9,032	7,012	9,723	3,910
Securities sold but not yet purchased	4,432	2,982	9,905	2,501

64 BMO Financial Group Third Quarter Report 2020

Changes in Level 3 Fair Value Measurements

The table below presents a reconciliation of all changes in Level 3 financial instruments during the three and nine months ended July 31, 2020, including realized and unrealized gains (losses) included in earnings and other comprehensive income as well as transfers into and out of Level 3. Transfers from Level 2 into Level 3 were due to an increase in unobservable market inputs used in pricing the securities. Transfers out of Level 3 into Level 2 were due to an increase in observable market inputs used in pricing the securities.

		Change in fair value
(Canadian $ in millions) For the three months ended July 31, 2020	Balance April 30, 2020	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2020	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	487	(115)	(18)	362	(151)	-	41	(22)	584	(74)
Corporate debt	48	10	(2)	-	(56)	-	-	-	-	-
Total trading securities	535	(105)	(20)	362	(207)	-	41	(22)	584	(74)
FVTPL Securities
Corporate equity	2,062	(23)	(57)	58	(233)	-	-	-	1,807	2
Total FVTPL securities	2,062	(23)	(57)	58	(233)	-	-	-	1,807	2
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	83	-	-	4	-	-	-	-	87	na
Total FVOCI securities	84	-	-	4	-	-	-	-	88	na
Business and government loans	2,028	-	95	765	-	(685)	-	-	2,203	-
Fair Value Liabilities
Securities sold but not yet purchased	-	-	-	-	-	-	-	-	-	-
Total fair value liabilities	-	-	-	-	-	-	-	-	-	-
Derivative Liabilities
Equity contracts	-	-	-	-	-	-	-	-	-	-
Credit default swaps	4	-	-	-	-	-	-	(1)	3	-
Total derivative liabilities	4	-	-	-	-	-	-	(1)	3	-

(1)	Foreign exchange translation on trading securities held by foreign subsidiaries is included in other comprehensive income, net foreign operations.
(2)	Includes proceeds recovered on securities sold but not yet purchased.
(3)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on July 31, 2020 are included in earnings for the period.

Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by related (losses) gains on hedge contracts.

  na – Not applicable

		Change in fair value
(Canadian $ in millions) For the nine months ended July 31, 2020	Balance October 31, 2019	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2020	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	538	(245)	12	811	(540)	-	202	(194)	584	(158)
Corporate debt	7	10	(2)	50	(68)	-	3	-	-	(1)
Total trading securities	545	(235)	10	861	(608)	-	205	(194)	584	(159)
FVTPL Securities
Corporate equity	1,984	(27)	23	244	(418)	-	1	-	1,807	7
Total FVTPL	1,984	(27)	23	244	(418)	-	1	-	1,807	7
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	81	-	-	6	-	-	-	-	87	na
Total FVOCI securities	82	-	-	6	-	-	-	-	88	na
Business and government loans	1,736	(3)	183	1,705	-	(1,418)	-	-	2,203	–
Fair Value Liabilities
Securities sold but not yet purchased	-	-	-	-	-	-	-	-	-	–
Total fair value liabilities	-	-	-	-	-	-	-	-	-	–
Derivative Liabilities
Equity contracts	-	-	-	-	-	-	-	-	-	–
Credit default swaps	1	-	-	-	-	-	3	(1)	3	–
Total derivative liabilities	1	-	-	-	-	-	3	(1)	3	–

(1)	Foreign exchange translation on trading securities held by foreign subsidiaries is included in other comprehensive income, net foreign operations.
(2)	Includes proceeds recovered on securities sold but not yet purchased.
(3)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on July 31, 2020 are included in earnings for the period.

Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by related (losses) gains on hedge contracts.

  na – Not applicable

BMO Financial Group Third Quarter Report 2020 65

The table below presents a reconciliation of all changes in Level 3 financial instruments during the three and nine months ended July 31, 2019, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
(Canadian $ in millions) For the three months ended July 31, 2019	Balance April 30, 2019	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2019	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	215	(15)	(3)	97	(96)	-	53	(5)	246	(6)
Corporate debt	7	-	-	26	(6)	-	-	(1)	26	-
Total trading securities	222	(15)	(3)	123	(102)	-	53	(6)	272	(6)
FVTPL Securities
Corporate equity	1,907	10	(21)	77	(66)	(1)	-	-	1,906	16
Total FVTPL	1,907	10	(21)	77	(66)	(1)	-	-	1,906	16
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	69	-	-	10	-	-	-	-	79	na
Total FVOCI securities	70	-	-	10	-	-	-	-	80	na
Business and government loans	2,172	-	(31)	155	-	(132)	-	-	2,164	-
Fair Value Liabilities
Securities sold but not yet purchased	-	-	-	-	172	-	-	-	172	-
Total fair value liabilities	-	-	-	-	172	-	-	-	172	-
Derivative Liabilities
Equity contracts	-	-	-	-	-	-	-	-	-	-
Credit default swaps	-	-	-	-	-	-	1	-	1	-
Total derivative liabilities	-	-	-	-	-	-	1	-	1	-

(1)	Foreign exchange translation on trading securities held by foreign subsidiaries is included in other comprehensive income, net foreign operations.
(2)	Includes proceeds recovered on securities sold but not yet purchased.
(3)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on July 31, 2019 are included in earnings for the period.

Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by related (losses) gains on hedge contracts.

  na – Not applicable

		Change in fair value
(Canadian $ in millions) For the nine months ended July 31, 2019	Balance October 31, 2018	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2019	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	255	(22)	1	280	(326)	-	98	(40)	246	(13)
Corporate debt	7	-	-	32	(12)	-	-	(1)	26	-
Total trading securities	262	(22)	1	312	(338)	-	98	(41)	272	(13)
FVTPL Securities
Corporate equity	1,825	20	2	324	(264)	(1)	-	-	1,906	36
Total FVTPL	1,825	20	2	324	(264)	(1)	-	-	1,906	36
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	62	-	-	17	-	-	-	-	79	na
Total FVOCI securities	63	-	-	17	-	-	-	-	80	na
Business and government loans	1,450	7	13	1,369	-	(675)	-	-	2,164	-
Fair Value Liabilities
Securities sold but not yet purchased	-	-	-	(7)	179	-	-	-	172	-
Total fair value liabilities	-	-	-	(7)	179	-	-	-	172	-
Derivative Liabilities
Equity contracts	1	-	-	-	-	-	-	(1)	-	-
Credit default swaps	1	-	-	-	-	-	1	(1)	1	-
Total derivative liabilities	2	-	-	-	-	-	1	(2)	1	-

(1)	Foreign exchange translation on trading securities held by foreign subsidiaries is included in other comprehensive income, net foreign operations.
(2)	Includes proceeds recovered on securities sold but not yet purchased.
(3)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on July 31, 2019 are included in earnings for the period.

Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by related (losses) gains on hedge contracts.

  na – Not applicable

66 BMO Financial Group Third Quarter Report 2020

Note 8: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and internal assessment of required economic capital; underpins our operating groups’ business strategies; supports depositor, investor and regulator confidence, while building long-term shareholder value; and is consistent with our target credit ratings.

As at July 31, 2020, we met OSFI’s target capital ratio requirements, which include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for Domestic Systemically Important Banks (“D-SIBs”), a Countercyclical Buffer and a 1.0% Domestic Stability Buffer applicable to D-SIBs. Our capital position as at July 31, 2020 is detailed in the Capital Management section on pages 15 through 18 of our interim Management’s Discussion and Analysis.

Note 9: Employee Compensation

Stock Options

We did not grant any stock options during the three months ended July 31, 2020 and 2019. During the nine months ended July 31, 2020, we granted a total of 976,087 stock options (931,047 stock options during the nine months ended July 31, 2019). The weighted-average fair value of options granted during the nine months ended July 31, 2020 was $9.46 per option ($10.23 per option for the nine months ended July 31, 2019).

To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the nine months ended	July 31, 2020	July 31, 2019
Expected dividend yield	4.3%	5.7%
Expected share price volatility	15.4%	20.0% - 20.1%
Risk-free rate of return	1.9% - 2.0%	2.5%
Expected period until exercise (in years)	6.5 - 7.0	6.5 - 7.0
Exercise price ($)	101.47	89.90

  Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	July 31, 2020	July 31, 2019	July 31, 2020	July 31, 2019
Current service cost	62	48	2	2
Net interest (income) expense on net defined benefit (asset) liability	1	(5)	8	10
Administrative expenses	1	1	-	-
Benefits expense	64	44	10	12
Canada and Quebec pension plan expense	22	23	-	-
Defined contribution expense	37	37	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	123	104	10	12

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the nine months ended	July 31, 2020	July 31, 2019	July 31, 2020	July 31, 2019
Current service cost	187	144	8	7
Net interest (income) expense on net defined benefit (asset) liability	1	(14)	24	29
Past service income	-	(5)	-	-
Administrative expenses	3	3	-	-
Benefits expense	191	128	32	36
Canada and Quebec pension plan expense	75	70	-	-
Defined contribution expense	135	127	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	401	325	32	36

BMO Financial Group Third Quarter Report 2020 67

Note 10: Earnings Per Share

Basic earnings per share is calculated by dividing net income attributable to equity holders of the bank, after deducting dividends on preferred shares and distributions payable on other equity instruments, by the daily average number of fully paid common shares outstanding throughout the period.

Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.

The following tables present our basic and diluted earnings per share:

Basic Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31, 2020	July 31, 2019	July 31, 2020	July 31, 2019
Net income attributable to equity holders of the bank	1,232	1,557	3,513	4,564
Dividends on preferred shares and distributions payable on other equity instruments	(73)	(59)	(195)	(159)
Net income available to common shareholders	1,159	1,498	3,318	4,405
Weighted-average number of common shares outstanding (in thousands)	641,300	638,900	640,129	638,803
Basic earnings per share (Canadian $)	1.81	2.34	5.18	6.90
Diluted Earnings Per Common Share
Net income available to common shareholders adjusted for impact of dilutive instruments	1,159	1,498	3,318	4,405
Weighted-average number of common shares outstanding (in thousands)	641,300	638,900	640,129	638,803
Effect of dilutive instruments
Stock options potentially exercisable (1)	2,400	5,734	3,473	5,697
Common shares potentially repurchased	(2,046)	(4,184)	(2,721)	(4,137)
Weighted-average number of diluted common shares outstanding (in thousands)	641,654	640,450	640,881	640,363
Diluted earnings per share (Canadian $)	1.81	2.34	5.18	6.88

(1)

In computing diluted earnings per share we excluded average stock options outstanding of 4,238,334 and 3,124,912 with a weighted-average exercise price of $94.30 and $99.72, respectively, for the three and nine months ended July 31, 2020 (687,059 and 908,194 with a weighted-average exercise price of $104.14 and $102.98, respectively, for the three and nine months ended July 31, 2019) as the average share price for the period did not exceed the exercise price.

Note 11: Income Taxes

The Canada Revenue Agency (“CRA”) has reassessed us for additional income tax and interest in an amount of approximately $941 million, to date, in respect of certain 2011-2015 Canadian corporate dividends. In its reassessments, the CRA denied dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. The tax rules raised by the CRA were prospectively addressed in the 2015 and 2018 Canadian Federal Budgets. In the future, we expect to be reassessed for significant income tax for similar activities in subsequent years. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments.

Note 12: Operating Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (“P&C”) (comprised of Canadian Personal and Commercial Banking (“Canadian P&C”) and U.S. Personal and Commercial Banking (“U.S. P&C”)), BMO Wealth Management and BMO Capital Markets (“BMO CM”), along with a Corporate Services unit.

For additional information refer to Note 25 of our annual consolidated financial statements for the year ended October 31, 2019 on pages 199 to 202 of the Annual Report.

68 BMO Financial Group Third Quarter Report 2020

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended July 31, 2020	Canadian P&C	U.S. P&C	BMO Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income (2)	1,509	1,107	229	952	(262)	3,535
Non-interest revenue	453	292	2,255	576	78	3,654
Total Revenue	1,962	1,399	2,484	1,528	(184)	7,189
Provision for credit losses on impaired loans	257	109	1	79	-	446
Provision for credit losses on performing loans	313	223	7	58	7	608
Total Provision for credit losses	570	332	8	137	7	1,054
Insurance claims, commissions and changes in policy benefit liabilities	-	-	1,189	-	-	1,189
Depreciation and amortization	117	131	93	59	-	400
Other non-interest expense	843	621	744	766	70	3,044
Income (loss) before taxes	432	315	450	566	(261)	1,502
Provision for (recovery of) income taxes	112	52	109	140	(143)	270
Reported net income (loss)	320	263	341	426	(118)	1,232
Average Assets	252,028	140,615	46,308	379,131	159,682	977,764

For the three months ended July 31, 2019	Canadian P&C	U.S. P&C	BMO Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income (2)	1,500	1,066	237	537	(123)	3,217
Non-interest revenue	543	298	1,876	670	62	3,449
Total Revenue	2,043	1,364	2,113	1,207	(61)	6,666
Provision for credit losses on impaired loans	174	61	-	7	1	243
Provision for (recovery of) credit losses on performing loans	30	37	(2)	3	(5)	63
Provision for (recovery of) credit losses	204	98	(2)	10	(4)	306
Insurance claims, commissions and changes in policy benefit liabilities	-	-	887	-	-	887
Depreciation and amortization	87	111	68	35	-	301
Other non-interest expense	874	693	817	764	42	3,190
Income (loss) before taxes	878	462	343	398	(99)	1,982
Provision for (recovery of) income taxes	228	94	93	84	(74)	425
Reported net income (loss)	650	368	250	314	(25)	1,557
Average Assets	239,948	129,098	41,891	343,292	82,734	836,963

(Canadian $ in millions)
For the nine months ended July 31, 2020	Canadian P&C	U.S. P&C	BMO Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	4,561	3,287	672	2,503	(582)	10,441
Non-interest revenue	1,443	912	4,727	1,445	232	8,759
Total Revenue	6,004	4,199	5,399	3,948	(350)	19,200
Provision for credit losses on impaired loans	607	365	4	205	2	1,183
Provision for credit losses on performing loans	612	315	13	390	8	1,338
Total Provision for credit losses	1,219	680	17	595	10	2,521
Insurance claims, commissions and changes in policy benefit liabilities	-	-	1,708	-	-	1,708
Depreciation and amortization	373	417	250	171	-	1,211
Non-interest expense	2,549	1,913	2,387	2,264	305	9,418
Income (loss) before taxes	1,863	1,189	1,037	918	(665)	4,342
Provision for (recovery of) income taxes	482	236	261	210	(360)	829
Reported net income (loss)	1,381	953	776	708	(305)	3,513
Average Assets	251,325	139,196	45,234	370,363	129,399	935,517

For the nine months ended July 31, 2019	Canadian P&C	U.S. P&C	BMO Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	4,342	3,160	699	1,695	(372)	9,524
Non-interest revenue	1,564	858	5,396	1,885	169	9,872
Total Revenue	5,906	4,018	6,095	3,580	(203)	19,396
Provision for (recovery of) credit losses on impaired loans	410	94	1	20	(5)	520
Provision for (recovery of) credit losses on performing loans	52	33	(1)	20	(5)	99
Provision for (recovery of) credit losses	462	127	-	40	(10)	619
Insurance claims, commissions and changes in policy benefit liabilities	-	-	2,374	-	-	2,374
Depreciation and amortization	250	338	200	107	-	895
Non-interest expense	2,610	2,008	2,463	2,380	287	9,748
Income (loss) before taxes	2,584	1,545	1,058	1,053	(480)	5,760
Provision for (recovery of) income taxes	670	327	265	233	(299)	1,196
Reported net income (loss)	1,914	1,218	793	820	(181)	4,564
Average Assets	235,562	124,590	40,345	342,829	82,778	826,104

(1)	Corporate Services includes Technology and Operations.
(2)

Operating groups report on a taxable equivalent basis (“teb”). Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2020 69

Note 13: Legal Proceedings

The bank and its subsidiaries are party to legal proceedings, including regulatory investigations, in the ordinary course of business. Last quarter, an Ontario court made a liability finding and awarded an accounting of profits in a class action involving BMO Nesbitt Burns Inc., BMO InvestorLine Inc. and BMO Trust Company regarding disclosures of foreign exchange conversion spreads when converting foreign exchange in registered accounts. The monetary award will be determined at a court hearing in Q1 2021 based on profits earned during the class period, less reasonable expenses, plus pre-judgment interest. The lawsuit claimed monetary awards up to $419 million (at May 2019). We have appealed the decision. The Plaintiffs have also appealed. An appropriate provision is in place.

While there is inherent difficulty in predicting the ultimate outcome of this or other proceedings, management does not expect the outcome of any of these proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operations of the bank.

Note 14: Acquisition

On April 6, 2020, we completed the acquisition of Clearpool Group Inc. (“Clearpool”), a New York-based provider of electronic trading solutions, operating in the United States and Canada, for cash consideration of US$139 million (CAD$196 million) plus contingent consideration of approximately US$8 million (CAD$11 million) based on meeting certain revenue targets over four years. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our Capital Markets reporting segment.

As part of this acquisition, we acquired intangible assets of $85 million and goodwill of $138 million. The intangible assets are being amortized over three to twelve years. Goodwill related to this acquisition is not deductible for tax purposes.

The fair values of the assets acquired and liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)
Clearpool
Goodwill and intangible assets	223
Other assets	44
Total assets	267
Liabilities	60
Purchase price	207

  The purchase price allocation for Clearpool is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

70 BMO Financial Group Third Quarter Report 2020